

August 11, 2011

Via E-Mail
Anita M. Robinson
President
Mission Community Bancorp
3380 S. Higuera St.
San Luis Obispo, CA 93401

   Re: **Mission Community Bancorp**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 31, 2011
       Definitive Proxy Statement on Schedule 14A
       Filed April 29, 2011
       Form 10-Q for the Fiscal Quarter Ended March 31, 2011
       Filed May 16, 2011
       File No. 333-12892

Dear Ms. Robinson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 5. Market for Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Report of Offering of Securities and Use of Proceeds Therefrom

1. The transactions you describe in this section appear to be related party transactions as defined in Item 404(d) of Regulation S-K. In this regard, we note that, prior to April 27, 2010, the manager was the largest shareholder of the company, beneficially owning 24.7% of the issued and outstanding shares, and therefore was a "related person" (as defined in Instruction 1(ii)(A) of Instructions to Item 404(a) of Regulation S-K) when the transactions took place. Please advise why you have not disclosed these transactions in the Related Party Transactions section of your proxy. Further, please confirm that all related party transactions that must be disclosed in accordance with Item 404 will be disclosed in future filings.

Item 7. Management's Discussion and Analysis

Executive Summary

2. In future filings, please consider discussing in this section how management is dealing with the material operations, risks and challenges facing the company. Refer to Release No. 33-8350.

Asset Quality

3. We note in your disclosure that you determine the fair value of impaired loans using appraisals. As it relates to your impaired loans, please tell us and revise your future filings to disclose the following:

    • How and when you obtain updated third-party appraisals and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also tell us how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

    • The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

    • How you account for any partially charged-off of loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

4. Please tell us and revise future filings to discuss what efforts you are making to sell your loans held for sale.

Note C-Loans

5. We note that your allowance for impaired loans is 0.45% of the impaired loans individually evaluated for impairment. Please revise future filings to provide a discussion

of how you determined allowance for your impaired loans individually evaluated for impairment.

6.   Please tell us and revise your future filings to disclose for each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c)

7.   Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the following:

- The policy for recognizing interest income and how cash receipts are recorded. Refer to ASC 310-10-50-15(b);

- The amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10; and

- The amount of interest income that represents the change in present value attributable to the passage of time, or if you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Item 9A. Controls and Procedures

8.   Please provide proposed disclosure in your response and revise future filings to include your conclusions regarding the effectiveness of your disclosure controls and procedures, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 under the Exchange Act. Please specifically refer to the definitions contained in Rules 13a-15(e). This comment also applies to your Forms 10-Q.

9.   You state that there were no significant changes in the company's internal controls in the fourth quarter of 2010. Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes or revise to disclose any material changes. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K. This comment also applies to your Forms 10-Q.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

10.   Please represent to the staff that loans made to related parties "were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender" or provide the additional disclosures required by Item 404 of Regulation S-K. Please make sure all future filings clarify this disclosure. Please refer to Instruction 4 to Item 404(a).

Item 15. Exhibits

11.   We are unable to locate disclosure that specifically incorporates previously filed exhibits into this 10-K. Exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Although you have listed your exhibits and identified where they can be found you have not incorporated them by reference into your Form 10-K. Your language under Item 15 is unclear; please revise accordingly in future filings. This comment also applies to your Form 10-Q filed May 16, 2011.

12.   We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A filed April 29, 2011

General

13.   We are unable to locate the form of proxy. Please explain why this was not included in your filing. Refer to Rule 14a-6(b).

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 7 – Fair Value Measurement, page 14

14.   We note your roll forward of your level 3 Available for Sale Securities and Loans Held for Sale on page 17. Please tell us what "Settlements-principal reductions in loans held for sale" represents and how you accounted for it.

Item 4T. Controls and Procedures, page 32

15.   Please note that Item 4T expired June 30, 2010 and, therefore, you must disclose the information in answer to Item 4 of Form 10-Q, namely Items 307 and 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Schroeder, Staff Accountant at (202) 551-3294, or John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney